UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015 and 333-163355) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

BluePhoenix Solutions Ltd. (the “Company”) is filing this Report on Form 6-K to present revised historical consolidated financial statements and information included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on April 17, 2012 and amended on April 24, 2012. This information presents the results of the Company’s 51% controlling interest in Liacom Systems Ltd. as discontinued operation on a retrospective basis for the years ended December 31, 2011, 2010 and 2009. The information contained in this Report on Form 6-K does not amend or otherwise restate any portion of the 2011 Form 20-F.

The following sections of the Form 20-F are hereby adjusted to reflect the discontinued operation on a retrospective basis, and are attached as Exhibit 99.1 to this Report on Form 6-K:

Part I, Item 3.A – Selected Financial Data
Part I, Item 5 – Operating and Financial Review and Prospects
Part I, Item 8 – Consolidated Statements and Other Financial Information

Other than the items listed above, the Company is not otherwise updating any other portion of the 2011 Form 20-F. Unaffected items of the Company’s 2011 Form 20-F have not been repeated in this Report on Form 6-K. This Report on Form 6-K does not modify or update the disclosures contained in the 2011 Form 20-F in any way, nor does it reflect any subsequent information, activities or events, other than as required to reflect the discontinued operation described above. Without limitation to the foregoing, this Report on Form 6-K does not purport to update Operating and Financial Review and Prospects included in the 2011 Form 20-F for any information, uncertainties, transactions, risks, events or trends occurring or known to management. More current information is included in the Company’s other filings with the SEC. This Report on Form 6-K should be read in conjunction with, and as a supplement to, the 2011 Form 20-F and the Company’s other filings with the SEC.

Attached as an Exhibit 99.2 to this Report on Form 6-K is a consent of Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm, independent public registered firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

By:	/s/ Nir Peles
Nir Peles
Chief Financial Officer

Dated: December 21, 2012